

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

David Ross
Manager
Herbst Gaming, LLC
3440 West Russell Road
Las Vegas, NV 89118

Re: Herbst Gaming, LLC
Amendment No. 2 to Registration Statement on Form 10-12G
Filed December 14, 2010
File No. 000-54085

Dear Mr. Ross:

        We have completed our review of your filing and do not have any further comments at this time.

                                        Sincerely,

                                        Duc Dang
                                        Senior Counsel

cc: Deborah J. Ruosch
Milbank, Tweed, Hadley & McCloy LLP
Via *facsimile*: (213) 629-5063